CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2006 and the unaudited consolidated financial statements for the three months ended March 31, 2007.

This MD&A is prepared as of May 20, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("China").

Continental holds 100% of the parent company of the wholly foreign owned enterprise ("WFOE") in China that holds 100% of the Xietongmen property, located 240 km west of Lhasa in the Tibet Autonomous Region.

The Xietongmen property consists of exploration licenses covering approximately 122 square kilometers. The property hosts the Xietongmen copper-gold deposit, discovered in 2005, and the Newtongmen copper-gold zone, discovered in the fall of 2006.

A comprehensive program began in 2006, designed to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments for development of the Xietongmen deposit. This work is ongoing and targeted for completion in 2007.

Continental initiated its 2007 exploration program late in the quarter. Drilling will be focused on exploration and delineation of the Newtongmen zone.

During the quarter, the Company concluded two financings. The first was for net proceeds of approximately $31 million, including $12 million from Taseko Mines Limited. The second was for net proceeds of $18 million.

During the quarter, the Company also eliminated its outstanding convertible promissory note held by Taseko Mines Limited.

The Company had $31.6 million cash on hand at the end of March 2007.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
2

1.2.1	Property Agreements

Property Acquisition

In February 2004, Continental announced that it had reached an interim agreement (the "Property Option Agreement") with Great China Mining Inc. (“GCMI”), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange ("TSXV") approval, to earn up to a 60% interest in the Xietongmen copper-gold property. The Company received TSXV acceptance of the basic transaction terms for the property in May 2004.

In 2004, the Company signed a formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, the Company obtained options to acquire from GCMI up to 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), the WFOE that holds the Xietongmen property. During 2005 and 2006, the Company earned this 60% interest by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of GCMI with the Company. The merger was completed in the fourth quarter of 2006. Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

Framework Agreement for Financing and Mine Services

In March 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18,000,000. Each Unit consisted of one common share in the capital of Continental and one common share purchase warrant (a "Warrant"). Each Warrant is exercisable for 0.8 of a common share in the capital of Continental until December 29, 2007 at the following prices: at C$2.25 per share until September 29, 2007, and at C$2.75 per share thereafter.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for a substantial portion of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Project in the form of debt and/or equity; and providing other support to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also settled the principal terms of a concentrate off-take arrangement in connection with the Project to be incorporated into the formal agreements in due course.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
3

1.2.2	Financings

$32 million financing

In February 2007, the Company completed a private placement financing, issuing 19,439,395 equity units (the "Units") at a price of $1.65 per Unit for gross proceeds of $32.1 million. Each Unit consisted of one common share and one share purchase warrant, exercisable into one common share at $1.80 until February 20, 2008. The Units are subject to a four-month hold period under applicable Canadian securities legislation.

$18 million financing

In March 2007, Continental completed a private placement financing by Jinchuan, for gross proceeds of $18.0 million. Further details are provided above under "Framework Agreement".

1.2.3	Property Activities

The Xietongmen property hosts porphyry copper and gold mineralization within a four kilometer long alteration zone.

Xietongmen Deposit

The Xietongmen deposit was discovered by drilling in 2005. Delineation drilling in 2006 confirmed the continuity of the mineralization and expanded the Xietongmen deposit in all directions.

An updated mineral resource estimate based on the drilling within the deposit to the end of 2006 was announced during the quarter. Drill holes were spaced at 50 m by 50 m and 100 m by 100 m intervals. Substantial resources were established in the measured and indicated categories, as tabulated below. The deposit is still open to the north.

XIETONGMEN DEPOSIT MINERAL RESOURCES – JANUARY 2007 AT 0.15% COPPER CUT-OFF
Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	0.80	1,911	3.94
Indicated	22.3	0.37	0.42	2.54	0.65	182	0.37
Measured & Indicated	219.8	0.43	0.61	3.87	0.78	2,092	4.31

Note 1:	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2:

Copper equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon completion of definitive metallurgical testing. Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 12.86/22.046).

Note 3:	A 0.15% Cu cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas.
Note 4:	The January 2007 estimate was prepared by Continental staff and audited by Ian Chisholm, P.Eng., of Aker Kvaerner Engineering, an independent qualified person as defined by National Instrument 43-101.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
4

Feasibility Study

A comprehensive program centered on the deposit commenced in 2006, designed to collect the data necessary for an international feasibility study, environmental and socioeconomic assessments and Chinese mining license application. International consulting groups and Chinese design institutes are engaged in these studies.

This work is progressing well. A major portion of the site activities is completed, data compilation is well advanced and a number of reports are currently being developed.

Metallurgical Testing - Melis Engineering of Saskatoon, Saskatchewan, has supervised the detailed metallurgical testwork, in conjunction with consultants from SGS Minerals Services (formally SGS Lakefield) and Aker Kvaerner in Toronto, Ontario. Aker Kvaerner and the Nanchang Engineering and Research Institute for Nonferrous Metals ("NERIN"), a Chinese design institute, are responsible for process design.

A systematic program of metallurgical sampling was carried out to verify geological continuity and grade variability in the deposit. SGS Mineral Services completed batch flotation tests to determine the optimum flotation conditions and establish the mill flowsheet. Lock cycle tests show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents, and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation without the need for sodium cyanide. The process provides an excellent copper recovery of over 90% and produces a 25% Cu concentrate containing 30 g Au/t and 260 to 300 g Ag/t.

Infrastructure and Mine Planning Studies - Golder Associates' Beijing office has completed all the geotechnical investigations for the open pit and, in conjunction with NERIN, the designs for tailing and waste rock disposal.

The international engineering firm Breton Banville and Associates Inc. of Montreal, Quebec, completed the pit optimization, the detailed mine design and production schedule in the fourth quarter of 2006, and this information is currently being integrated into the overall feasibility study.

Panalpina Projects of Toronto, Ontario and Beijing, China are developing logistical plans for movement of mineral concentrates from site to smelter, and construction materials and equipment from the manufacturers to the project site.

Environmental and Socio-economic Studies

Socio-economic baseline data collection is being carried out by Sinosphere, based in Beijing, China, in conjunction with Golder Associates. The Yellow River Conservatory Bureau, in conjunction with Golder Associates, is conducting hydrological studies at site. Golder is continuing with environmental data collection and impact assessments. Although flora and fauna baseline studies are complete, further seasonal follow up and other activities such as weather data collection and water well monitoring continues. Detailed assessments of cultural heritage sites are also underway.

Permitting

In April 2007, Continental received approval from the Ministry of Land and Resources for the Mining Area Scoping ("MAS") for the Xietongmen Project. The MAS approval is a very important step in the process to obtain a mining license.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
5

The mining license application requirements include the Mineral Resources Report; the Mine Area Scoping; the Mineral Resources Development and Utilization Plan; and the Environmental Assessment with Social Component (ESIA). These reports integrate assessments of land use; the geological environment and mineral resources; the technical and financial aspects of mining and treating the mineralization; the health and safety aspects of the potential operation; water use and water and soil conservation; and the environmental and social aspects of the project. Several of the reports are utilized in more than one component of the application. The information in the items above will also comprise the bulk of the international feasibility study and ESIA.

The Mineral Resources Report was submitted and approved by the Ministry of Land and Resources in late 2006, confirming the size of the deposit. This information was utilized in the MAS to estimate the production rate and life of the operation, in order to delimit the surface area and depth of development and determine the geographic coordinates of the future mine.

Community Engagement

The community engagement program was expanded along with the other project activities last year. As technical studies have progressed, a regular series of formal community coordination meetings between the company and village representatives has been established. In addition to information and consultation sessions in the local villages, meetings have also been held with county and regional government officials.

A five-person team comprised of a Community Relations Manager and Village Liaison Officers from the local area have been engaged to describe and discuss the project and to get input on it. The Company's local Environmental Manager has also been actively involved in these presentations and in planning follow up sessions to respond to questions. The team is also working with the communities to assess opportunities for longer term community and economic development.

Exploration

Drilling in the fall of 2006 led to the discovery of the Newtongmen zone. Two holes were drilled at Newtongmen; both intersected long intervals of copper-gold mineralization.

Site exploration in 2007 is focused on the Newtongmen zone and other targets. A two-phase, 10,000 m drilling program is planned. Drilling was initiated in late March.

1.3	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to May 15, 2007 is US$2.96/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher that the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have mainly been increasing since mid January. The gold price has averaged approximately US$658/oz to May 15, 2007.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
6

1.4	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except loss per share amounts and common shares outstanding.

	As at December 31
Balance Sheet	2006	2005	2004
Current assets	$2,830,533	$4,418,820	$7,504,356
Other assets	113,270,637	2,035,767	1
Total assets	116,101,170	6,454,587	7,504,357

Current liabilities	16,694,166	500,346	354,239
Non-controlling interest	-	944,880	-
Other long-term liabilities	28,683,950	-	-
Shareholders' equity	70,723,054	5,009,361	7,150,118
Total shareholders' equity & liabilities	116,101,170	6,454,587	7,504,357

Working capital (deficit)	$(13,863,633)	$3,918,474	$7,150,117

	As at December 31

Operations	2006	2005	2004
Conference and travel	$843,510	$277,471	$50,917
Exploration (excluding stock-based compensation)	19,226,242	6,113,320	2,139,062
Foreign exchange	263,329	153,176	148,910
Insurance	131,880	99,614	78,654
Interest expense	916,021	-	-
Interest income	(56,668)	(142,887)	(119,588)
Legal, accounting and audit	860,049	294,393	433,670
Office and administration (excl stock-based compensation )	2,387,458	730,431	358,634
Shareholder communications	353,977	197,350	46,339
Trust and filing	124,617	42,598	26,724
	25,050,415	7,765,466	3,163,322
Stock-based compensation	2,610,538	815,321	2,435,995
Loss shared by non-controlling interest	(944,880)	:	:
Loss for the year	$26,716,073	$8,580,787	$5,599,317

Basic and diluted loss per share	$(0.51)	$(0.22)	$(0.17)

Weighted average number of common shares outstanding	52,849,728	39,516,486	32,592,964

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
7

1.5	Results of Operations

The net loss for the three months ended March 31, 2007 increased to $4,638,812 compared to a net loss of $2,316,453 in the same period of 2006. The increase was primarily due to greater exploration activities on the Xietongmen property and overall corporation activities. The loss was comprised of exploration expenditures of $2,440,497 compared to $2,229,168 in the same period of 2006 and administrative expenses of $2,198,315 compared to $1,032,165 in the same period of 2006.

The exploration expenditures of $2,440,497 included costs for exploration of $2,422,657 (2006 – $2,196,553) and stock-based compensation of $17,840 (2006 - $32,615). The main exploration expenditures during the period were $76,406 for amortization (2006 - $20,577), $67,658 for assays and analysis (2006 – $342,016), $1,018,287 for engineering (2006 - $89,743), $52,818 for equipment rentals and leases (2006 - $86,772), $124,313 for geological (2006 - $351,522), $143,346 for property and finders' fees (2006 – nil), $335,338 for site activities (2006 - $272,136), $462,561 for socioeconomic (2006 - $167,978), and $100,158 for transportation (2006 - $128,585).

The main administrative costs during the three month period ended March 31, 2007 were for salaries, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $155,743 (2006 - $149,444). Salaries, office and administration costs increased to $638,033 (2006 - $408,614). Trust and filing fees increased to $42,102 (2006 - $14,380). Legal, accounting and audit expenses decreased to $65,817 (2006 - $155,295). Included in the total administrative costs was stock-based compensation expense of $465,133, compared to $228,526 in the same period of 2006.

Interest income increased to $93,204 for the first three months of 2007, compared to $17,097 in the same period of 2006. This was due to the greater cash on hand after the Company completed the private placements in February and March 2007.

Interest expense was $359,011 for the period, compared to nil for the same period of 2006, due to the issuance of a convertible promissory note in August 2006 and loans from related parties.

For the three months ended March 31, 2007, the Company recorded a loss on extinguishment of convertible promissory note of $376,366.

Total, stock-based compensation of $482,973 was charged to operations for the first three months of 2007, compared to $261,141 in the same period of 2006. The increase in stock-based compensation expense was due to additional grants to employees and non-employees.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
8

1.6	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except earnings (loss) per share amount.

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2007	2006	2006	2006	2006	2005	2005	2005

Current assets	$32,218	$2,830	$4,735	$1,746	$1,581	$4,419	$5,598	$6,234
Other assets	115,120	113,271	2,451	2,401	2,232	2,036	110	13
Total assets	147,338	116,101	7,186	4,147	3,813	6,455	5,708	6,247

Current liabilities	1,778	16,694	12,819	2,557	697	500	959	1,240
Other long-term liabilities	29,114	28,684	–	–	–	–	–	–
Non-controlling interest	–	–	–	–	–	945	–	–
Shareholders' equity	116,446	70,723	(5,633)	1,589	3,116	5,009	4,749	5,007
Total shareholders' equity and
liabilities	147,338	116,101	7,186	4,147	3,813	6,455	5,708	6,247

Working capital (deficit)	30,440	(13,864)	(7,931)	(811)	884	3,918	4,639	4,994

Expenses:
Conference and travel	156	194	303	197	149	210	32	31
Exploration	2,423	4,799	6,985	5,246	2,197	2,246	1,835	1,525
Foreign exchange loss (gain)	78	286	(50)	33	(6)	179	(10)	(14)
Insurance	45	41	38	26	27	26	26	26
Interest expense	359	705	211	–	–	–	–	–
Interest income	(93)	(18)	(14)	(7)	(17)	(31)	(33)	(40)
Legal, accounting and audit	66	249	228	228	155	100	48	89
Office and administration	638	1,208	347	450	382	283	168	171
Loss on extinguishment of
promissory note	376	–	–	–	–	–	–	–
Project investigation	–	–	–	–	–	(21)	–	21
Shareholder communications	66	69	79	107	99	76	45	49
Trust and filing	42	74	19	17	14	5	7	21
Subtotal	4,156	7,607	8,146	6,297	3,000	3,072	2,118	1,879
Stock-based compensation	483	1,064	751	534	262	288	148	149
Loss before taxes	4,639	$8,671	$8,897	$6,831	$3,261	$3,360	$2,266	$2,028
Business income taxes	–	(500)	500	–	–	–	–	–
Loss for the period before non-
controlling interest	4,639	8,171	9,397	6,831	3,261	3,360	2,266	2,028
Non-controlling interest	–	–	–	–	945	–	–	–

Loss for the period	$4,639	$8,171	$9,397	$6,831	$2,316	$3,360	$2,266	$2,028

Basic and diluted earnings (loss)
per share	$(0.05)	$(0.14)	$(0.18)	$(0.13)	$(0.05)	$(0.08)	$(0.06)	$(0.05)

Weighted average number of
common shares outstanding
(thousands)	101,129	59,808	53,028	51,081	47,360	42,733	39,760	37,796

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
9

1.7	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $30 million as at March 31, 2007, compared to $0.9 million as at March 31, 2006. In February and March 2007, the Company issued additional common shares through private placements, and the signing of the framework agreement with Jinchuan, to raise $36 million additional funds (net of repayment of the convertible promissory note and loans from a related party) to continue its exploration program at the Xietongmen project. However, future fund raising may not be successful or may not raise enough funds to complete the exploration program.

The Company received approximately $28,700 in net proceeds from the exercise of options during the three months ended March 31, 2007.

The changes in non-cash working capital items reflect a decrease in accounts receivable and accounts payable and accrued liabilities due to the accelerated payments of major vendor invoices.

In December 2006, the Company acquired interests in three mineral properties with the issuance of shares and cash payments. Total cash payment for the acquisition of the interests is US$3.25 million, of which US$1.25 million was paid on closing of the acquisition and US$0.5 million is due on each of the next four anniversaries. As at March 31, 2007, a long term obligation of $27.4 million was recorded for the future income tax liability created on the acquisition of GCMI and the related properties.

1.8	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity. Pursuant to the agreement, Jinchuan purchased, in March 2007, 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18,000,000. Each unit consists of one common share and one warrant exercisable for 0.8 of a common share until December 29, 2007 at the following prices: $2.25 per share until September 29, 2007, and at $2.75 thereafter.

In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32.1 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008. Taseko Mines Limited exercised its preemptive right to participate in the financing for $12.1 million based on the terms of its previously purchased convertible note.

The Company had no commitments for capital expenditures as of March 31, 2007.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
10

The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

1.9	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2007, the conversion rate was $4.89 per Taseko Share.

1.10	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Due from (to) related party	March 31	December 31
	2007	2006
Loan from Hunter Dickinson Inc (‘HDI"). (a)	$–	$(1,500,000)
Hunter Dickinson Inc.	$272,781	$643,055

Transactions	Three months ended March 31
	2007		2006
Hunter Dickinson Inc. –
Reimbursement for third party expenses and services rendered	$554,005		$759,613
Interest paid (a) and (b)	$44,605		$–
Taseko Mines Limited – Interest paid (d)	$254,155		$–
Payments to companies controlled by Zhi Wang, a director (c)	$339,976		$52,967
Payments to Xiaojun Ma, a director (e)	$8,607	$

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
11

(a)

In November 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI. On March 2, 2007, the Company repaid this loan and paid $30,575 in interest, of which $20,054 was recorded for the period three months ended March 31, 2007.

(b)

On January 23, 2007, the Company signed a second loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(c)

During the three months ended March 31, 2007, the Company paid $53,680 (three months ended March 31, 2006 – nil) to Honglu Investment Holdings Inc. and $286,291 (three months ended March 31, 2006 – $52,967) to Tibet Bojing Minerals Exploration Limited, each of which are companies controlled by Zhi Wang, a director of the Company, for administrative and consulting services.

(d)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount (note 6). Taseko and the Company are related by virtue of having certain directors in common. During the three months ended March 31, 2007, the Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company.

(e)	Xiaojun Ma is a director of the Company who also provides managerial services to the Company's Tibetan subsidiary. During the three months ended March 31, 2007, he was paid $8,607 for such services.

1.11	Fourth Quarter

Not applicable.

1.12	Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.13	Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.14	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
12

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income (loss)" until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
13

Accordingly, the Company now reports comprehensive income (loss) and includes, if applicable, the account "accumulated other comprehensive income (loss)" in the shareholders' equity section of the consolidated balance sheet.

1.15	Financial Instruments and Other Instruments

At January 1, 2007, upon adoption of the new accounting standards on financial instruments, the Company remeasured its financial assets and liabilities. The convertible promissory note was classified as held for trading and its carrying value was adjusted to $11,600,000 with a charge to opening deficit of $565,634.

1.16	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.16.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

          The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b) expensed research and development costs;

          Not applicable.

(c) deferred development costs;

          Not applicable.

(d) general and administration expenses; and

          The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

          None.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
14

1.16.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at May 20, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				120,788,041

Share purchase options	September 28, 2007	$ 1.70	893,334
	November 30, 2007	$ 1.20	240,000
	December 14, 2007	$ 1.50	15,000
	February 29, 2008	$ 1.61	20,000
	December 15, 2008	$ 2.10	40,000
	December 21, 2008	$ 1.21	136,607
	February 27, 2009	$ 1.61	50,000
	April 30, 2009	$ 2.01	1,320,500
	November 30, 2009	$ 1.61	250,000
	February 28, 2011	$ 1.61	2,700,000
	February 28, 2012	$ 2.01	1,400,000
				7,065,441
Warrants	December 29, 2007	$2.25 / $2.75 (1)	8,000,000
	February 20, 2008	$1.80	19,439,395
	December 15, 2008	$1.59	1,000,000
	February 14, 2009	$1.59	500,000
				28,939,395

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

Note (1) –	Exercisable at $2.25 per share until September 29, 2007 and thereafter at $2.75 until December 29, 2007.